Exhibit 99.1

ZTO Reports Third Quarter 2016 Unaudited Financial Results

Shanghai, November 28, 2016 — ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”), a leading and fast-growing express delivery company in China, today announced its unaudited financial results for the third quarter ended September 30, 20161.

Third Quarter 2016 Financial Highlights

•                  Revenues were RMB2,353.1 million (US$352.9 million), an increase of 66.6% year-over-year.

•                  Gross profit was RMB852.5 million (US$127.8 million), an increase of 93.9% from RMB439.7 million in the same period last year.

•                  Net income was RMB547.2 million (US$82.1 million), an increase of 156.8% from RMB213.1 million in the same period last year.

•                  Adjusted EBITDA2 was RMB833.1 million (US$124.9 million), an increase of 108.2% from RMB400.1 million in the same period last year.

•                  Adjusted net income3 was RMB547.4 million (US$82.1 million), an increase of 107.9% from RMB263.3 million in the same period last year.

•                  Basic and diluted earnings per American depositary share (“ADS4”) were RMB0.78 (US$0.12), compared to RMB0.34 in the same period last year.

•                  Net cash provided by operating activities was RMB831.7 million (US$124.7 million), compared with RMB391.2 million in the same period last year.

Third Quarter 2016 Operational Highlights

•                  Parcel volume was 1,102 million, an increase of 50.5% from 732 million in the same period last year.

•                  Number of pickup/delivery outlets was around 25,000 as of September 30, 2016.

•                  Number of network partners was over 8,500, which included over 3,500 direct network partners and over 5,000 indirect network partners as of September 30, 2016.

•                  Number of line-haul vehicles was over 3,600 as of September 30, 2016, which included around 2,400 self-owned vehicles and around 1,200 vehicles owned and operated by Tonglu Tongze Logistics Ltd., a transportation operator that works exclusively for ZTO.

•                  Number of self-owned trucks increased to over 2,400 as of September 30, 2016, from 2,100 as of June 30, 2016, of which over 820 were high capacity 15-17 meter long models as of September 30, 2016, compared to over 680 as of June 30, 2016.

•                  Number of line-haul routes between sorting hubs was over 1,900 as of September 30, 2016.

1  An investor relations presentation accompanies this earnings release and can be found at ir.zto.com

2  Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, adjusted to exclude (i) shared-based compensation expense; and (ii) gain on deemed disposal of equity method investments.

Adjusted net income is a non-GAAP financial measure, which is defined as net income before (i) share-based compensation expense and (ii) gain on deemed disposal of equity method investments.

3  Adjusted net income is a non-GAAP financial measure, which is defined as net income before (i) share-based compensation expense and (ii) gain on deemed disposal of equity method investments.

4  One ADS represents one Class A ordinary share.

•                  Number of sorting hubs was 74 as of September 30, 2016, among which 68 are operated by the Company and 6 by the Company’s network partners.

“I am pleased to report strong operational and financial results for the first time as a public company,” commented Mr. Meisong Lai, Founder and Chief Executive Officer of ZTO. “Our parcel volume in the past quarter surged to 1,102 million, generating RMB2,353.1 million in revenues and RMB547.2 million in net income, an increase of 66.6% and 156.8% respectively over the same period last year. We are strengthening our industry leading position with parcel volume continuing to gain growth momentum during China’s peak e-commerce shopping season. Our network partners collected approximately 184.6 million parcels during the Singles’ Day period this year, which spanned from November 11, 2016 to November 16, 2016. Our successful IPO last month has strengthened our brand image and better positions us to capture the enormous opportunities in China’s rapidly growing express delivery industry. We continue to benefit from our distinctive “shared success” system, which aligns the interest of our network partners with ours, maximizes their growth and profitability, and strengthens their loyalty to the ZTO brand. Our network partner model allows us to rapidly build scale across China’s highly fragmented and geographically dispersed merchants and consumers. We will continue to invest in infrastructure, equipment and technology to enhance our scale, operational efficiency, improve service quality and reduce costs. We are leveraging the vast amount of resources our network provides to expand our ecosystem and explore new opportunities in adjacent markets such as less-than-truckload and cross-border logistics. We are also working to grow our customer base across different industries such as manufacturing and agriculture.”

“We continue to benefit from the economies of scale created by the rapid growth of our business and enhancement of our operational efficiency,” commented Mr. James Guo, Chief Financial Officer. “As a result, our adjusted EBITDA margin grew significantly in the past quarter to 35.4% from 28.3% in the same period last year. Most importantly, our adjusted net income surged to RMB547.4 million from RMB263.3 million in the same period last year reflecting the increasing level of efficiency and the operating leverage we are creating. As of the end of September, we have installed our automated sorting system in five sorting hubs across China to increase operational efficiency. We also expanded the size of our self-owned fleet of trucks and increased the proportion of parcels shipped using our higher capacity and more cost-efficient trucks.  These initiatives have effectively reduced our unit sorting and line-haul transportation costs and enabled us to sustain our leading cost advantage in the industry.”

Third Quarter 2016 Unaudited Financial Results

	Three Months Ended September 30,					Nine Months Ended September 30,
	2015		2016			2015		2016
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	1,376,343	97.4	2,254,803	338,128	95.8	3,809,007	97.7	6,338,210	950,470	96.1
Sale of accessories	36,079	2.6	98,269	14,736	4.2	89,475	2.3	260,039	38,995	3.9
Total revenues	1,412,422	100.0	2,353,072	352,864	100.0	3,898,482	100.0	6,598,249	989,465	100.0

Revenues were RMB2,353.1 million (US$352.9 million), an increase of 66.6% from RMB1,412.4 million in the same period last year. The increase was mainly driven by an increase parcel volume as a result of overall market growth, which increased to 1,102 million during the third quarter of 2016 from 729 million in the same period last year. The Company completed the acquisition of the express delivery businesses from 16 network partners on October 31, 2015 and from another network partner on January 1, 2016. Those acquired businesses in the aggregate contributed RMB418.9 million (US$62.8 million), or 17.8%, of revenues in the three months ended September 30, 2016.

	Three Months Ended September 30,					Nine Months Ended September 30,
	2015		2016			2015		2016
	RMB	% of revenues	RMB	US$	% of revenues	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Line-haul transportation cost	552,363	39.1	880,186	131,992	37.4	1,529,788	39.2	2,484,403	372,558	37.7
Sorting hub cost	302,575	21.4	473,118	70,948	20.1	780,219	20.0	1,358,481	203,716	20.6
Cost of accessories sold	28,027	2.0	67,846	10,174	2.9	68,825	1.8	186,385	27,950	2.8
Other costs	89,758	6.4	79,446	11,914	3.4	265,170	6.8	287,237	43,074	4.4
Total cost of revenues	972,723	68.9	1,500,596	225,028	63.8	2,644,002	67.8	4,316,506	647,298	65.5

Total cost of revenues were RMB1,500.6 million (US$225.0 million), an increase of 54.3% from RMB972.7 million in the same period last year. The increase primarily resulted from increases in line-haul transportation costs, sorting hub operating costs, and cost of accessories which were partially offset by a decrease in waybill material cost as Company’s customers used more digital waybills, which have lower costs than paper ones. An aggregate of RMB325.6 million (US$48.8 million) of the Company’s cost of revenues in the third quarter of 2016 was attributable to the express delivery businesses acquired on October 31, 2015 and January 1, 2016.

•                  Line haul transportation cost was RMB880.2 million (US$132.0 million), an increase of 59.3% from RMB552.4 million in the same period last year. The increase was in line with the increase in parcel volume and was mainly due to increased costs of RMB206.2 million (US$30.9 million) associated with the Company’s self-owned fleet which includes truck fuel, tolls, drivers’ compensation, depreciation and maintenance expenses, RMB76.8 million (US$11.5 million) associated with outsourced transportation and RMB44.8 million (US$6.7 million) associated with air transportation. As a percentage of revenues, line haul transportation cost accounted for 37.4%, a decrease from 39.1% in the same period last year, mainly due to (i) economies of scale, (ii) increased purchase and use of cost-efficient high capacity trucks, and (iii) increased truck utilization through optimized route planning and increased back-haul transportation.

•                  Sorting hub operating cost was RMB473.1 million (US$70.9 million), an increase of 56.4% from RMB302.6 million in the same period last year. The increase was mainly due to increased labor costs of RMB157.7 million (US$23.6 million) as a result of business acquisitions and wage increases, sorting hub rental expenses and depreciation of property, plant and equipment. As a percentage of revenues, sorting hub operating cost accounted for 20.1%, a decrease from 21.4% in the same period last year, mainly due to economies of scale and improved sorting efficiency from the increasing use of automation in the Company’s sorting facilities.

•                  Cost of accessories was RMB67.8 million (US$10.2 million), a significant increase from RMB28.0 million in the same period last year. The increase was in line with growth in the Company’s revenue from the sale of accessories to its network partners which includes thermal paper for digital waybill printing, portable bar code readers, ZTO-branded packaging materials and uniforms. As a percentage of revenues, cost of accessories accounted for 2.9%, an increase from 2.0% in the same period last year mainly due to the increased sale of thermal paper for digital waybill printing.

•                  Other costs were RMB79.4 million (US$11.9 million), a decrease of 11.5% from RMB89.8 million in the same period last year, primarily due to a decrease in cost of waybill materials. As a percentage of revenues, other costs accounted for 3.4%, a decrease from 6.4% in the same period last year primarily due to the increased use of digital waybills to replace paper waybills.

Gross Profit was RMB852.5 million (US$127.8 million), an increase of 93.9% from RMB439.7 million in the same period last year. The businesses the Company acquired on October 31, 2015 and January 1, 2016 contributed RMB93.3 million (US$14.0 million) in total to gross profit during the third quarter of 2016. Gross profit margin increased to 36.2% from 31.1% in the same period last year, mainly attributable to the Company’s economies of scale. The increase in gross profit margin was also attributable to the Company’s continued efforts to effectively control line haul transportation cost, improve operating efficiency through the use of automated sorting facilities as well as increase usage of digital waybills.

Total Operating Expenses were RMB111.0 million (US$16.6 million), a decrease of 18.3% from RMB135.9 million in the same period last year.

•                  Selling, general and administrative expenses were RMB128.4 million (US$19.3 million), a decrease of 17.8% from RMB156.2 million in the same period last year. The decrease was primarily due to a decrease in share-based compensation expenses, which were partially offset by an increase in rental expenses, depreciation and amortization and sundry office overhead. As a percentage of revenues, selling, general and administrative expenses decreased from the same period in 2016 primarily due to reduced share-based compensation expenses and better operating leverage.

•                  Other operating income, net was RMB17.4 million (US$2.6 million), compared with RMB20.2 million in the same period last year. The decrease was mainly due to a decrease in government subsidies.

Income from operations was RMB741.5 million (US$111.2 million), an increase of 144.1% from RMB303.8 million in the same period last year. Operating margin increased to 31.5% from 21.5% in the same period last year, mainly attributable to economies of scale, efficiency enhancement and lower share-based compensation expenses.

Interest income was RMB9.7 million (US$1.5 million), compared with RMB2.3 million in the same period in 2016, primarily due to increased interest income from bank deposits.

Interest expense was RMB3.8 million (US$0.6 million), compared with RMB4.3 million in the same period in 2016, primarily due to the reduced averaged interest rate on bank loans.

Net income was RMB547.2 million (US$82.1 million), compared with net income of RMB213.1 million in the same period last year. The businesses the Company acquired on October 31, 2015 and January 1, 2016 jointly contributed RMB38.4 million (US$5.8 million) in net income during the third quarter of 2016.

Basic and diluted earnings per ADS were RMB0.78 (US$0.12), compared with basic and diluted earnings per ADS of RMB0.34 in the same period last year.

Adjusted net income was RMB547.4 million (US$82.1 million), compared with adjusted net income of RMB263.3 million during the same quarter last year.

EBITDA was RMB832.9 million (US$124.9 million), compared with RMB350.0 million in the same period last year.

Adjusted EBITDA was RMB833.1 million (US$124.9 million), compared to RMB400.1 million in the same period last year.

Net cash provided by operating activities was RMB831.7 million (US$124.7 million), compared with 391.2 million in the same period last year.

As of September 30, 2016, the Company had cash and cash equivalents and restricted cash of RMB2,204.5 million (US$330.6 million), compared with RMB2,718.8 million as of December 31, 2015. The decrease was primarily due to the purchase of land use rights, construction of self-owned automated sorting hubs and expansion of the Company’s self-owned fleet of trucks, sorting hub facilities, and office space.

Business Outlook

Based on current market conditions and current operations, adjusted net income5 for the fourth quarter of 2016 is expected to be in the range of RMB720 million (US$108.0 million) to RMB750 million (US$112.5 million), representing a 48.6% to 54.8% increase from the same period last year. This represents management’s current and preliminary view, which is subject to change.

5  Adjusted net income is a non-GAAP financial measure, which is defined as net income before (i) share-based compensation expense and (ii) gain on deemed disposal of equity method investments.

Management Share Purchase

The Company announced that its founder, chairman and CEO, Mr. Meisong Lai, and certain other directors of the Company have informed the Company of their intention to purchase up to US$20 million of ADSs from the open market, as a testament to their confidence in the Company’s business and prospect.  Any such purchase will be conducted in compliance with applicable law.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.6685 to US$1.0, the noon buying rate on September 30, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net income, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that adjusted EBITDA and adjusted net income help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that adjusted EBITDA and adjusted net income provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 8:00 PM U.S. Eastern Time on Monday, November 28, 2016 (9:00 AM Beijing Time on Tuesday, November 29, 2016).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-58081995
China Domestic:	4001-206115
International: Passcode:	1-412-317-6061 4678531

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until December 5, 2016:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10096680

Additionally, a live and archived webcast of the conference call will be available at http://ir.zto.com/.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”) is a leading express delivery company in China and one of the largest express delivery companies globally, in terms of total parcel volume in 2015, according to the iResearch Report. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://ir.zto.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the third quarter of 2016, ZTO management quotes and the Company’s financial outlook for the fourth quarter of 2016.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the third quarter of 2016 are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook for the fourth quarter of 2016 and may be unable to grow its business in the manner planned. We may also modify our strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Revenues	1,412,422	2,353,072	352,864	3,898,482	6,598,249	989,465
Cost of revenues	(972,723)	(1,500,596)	(225,028)	(2,644,002)	(4,316,506)	(647,298)
Gross profit	439,699	852,476	127,836	1,254,480	2,281,743	342,167
Operating income (expenses):
Selling, general and administrative	(156,171)	(128,396)	(19,254)	(405,354)	(509,124)	(76,348)
Other operating income, net	20,245	17,375	2,606	34,538	25,398	3,809
Total operating expenses	(135,926)	(111,021)	(16,648)	(370,816)	(483,726)	(72,539)
Income from operations	303,773	741,455	111,188	883,664	1,798,017	269,628
Other income (expenses):
Interest income	2,299	9,717	1,457	5,469	30,528	4,578
Interest expense	(4,293)	(3,766)	(565)	(12,729)	(12,152)	(1,822)
Gain on deemed disposal of equity method investments	—	—	—	—	9,551	1,432
Income before income tax, and share of profit (loss) in equity method investments	301,779	747,406	112,080	876,404	1,825,944	273,816
Income tax expense	(90,323)	(186,468)	(27,963)	(253,785)	(480,440)	(72,046)
Income before share of profit (loss) in equity method investments	211,456	560,938	84,117	622,619	1,345,504	201,770
Share of profit (loss) in equity method investments	1,691	(13,761)	(2,064)	5,948	(33,711)	(5,055)
Net Income	213,147	547,177	82,053	628,567	1,311,793	196,715
Net loss (income) attributable to noncontrolling interests	197	(115)	(17)	783	1,863	279
Net income attributable to ZTO Express (Cayman) Inc.	213,344	547,062	82,036	629,350	1,313,656	196,994
Change in redemption value of convertible redeemable preferred shares	(9,592)	(40,269)	(6,039)	(9,592)	(119,992)	(17,994)
Net income attributable to ordinary shareholders	203,752	506,793	75,997	619,758	1,193,664	179,000
Net earnings per share/ADS attributable to ordinary shareholders
Basic	0.34	0.78	0.12	1.04	1.85	0.28
Diluted	0.34	0.78	0.12	1.04	1.85	0.28
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	600,000,000	618,384,686	618,384,686	596,158,242	615,406,907	615,406,907
Diluted	600,000,000	618,384,686	618,384,686	596,158,242	615,406,907	615,406,907
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	—	3,701	555	—	29,530	4,428
Comprehensive income attributable to ordinary shareholders	203,752	510,494	76,552	619,758	1,223,194	183,428

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31, 2015	September 30, 2016
	RMB	RMB	US$
	(in thousands, except for share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	2,452,359	1,977,716	296,576
Restricted cash	266,403	226,772	34,006
Accounts receivable, net of allowance for doubtful accounts of RMB536 and RMB2,035 at December 31, 2015 and September 30, 2016, respectively	58,494	117,225	17,579
Inventories	15,720	28,194	4,228
Advances to suppliers	347,680	466,092	69,895
Prepayments and other current assets	211,724	335,035	50,241
Amounts due from related parties	85,740	5,400	810
Total current assets	3,438,120	3,156,434	473,335
Investments in equity investees	377,431	476,238	71,416
Property and equipment, net	1,752,586	3,298,823	494,687
Land use rights, net	821,131	1,187,005	178,002
Goodwill	4,091,219	4,157,111	623,395
Deferred tax assets	81,006	132,165	19,819
Other non-current assets	20,730	49,553	7,431
TOTAL ASSETS	10,582,223	12,457,329	1,868,085
LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities
Short-term bank borrowing	300,000	300,000	44,988
Accounts payable	294,199	450,480	67,553
Advances from customers	298,865	238,274	35,731
Income tax payable	301,932	228,605	34,281
Amounts due to related parties	103,267	96,887	14,529
Acquisition consideration payable	87,766	—	—
Other current liabilities	1,264,914	1,473,857	221,018
Total current liabilities	2,650,943	2,788,103	418,100
Deferred tax liabilities	85,059	131,255	19,683
TOTAL LIABILITIES	2,736,002	2,919,358	437,783

	As of
	December 31, 2015	September 30, 2016
	RMB	RMB	US$

Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 30,079,918 shares authorized, issued and outstanding as of December 31, 2015 and September 30, 2016)	1,976,855	2,096,847	314,441

Shareholders’ equity

Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 600,000,000 shares issued and outstanding as of December 31, 2015; and 629,226,522 shares issued and 618,384,686 outstanding as of September 30, 2016)	390	402	60

Additional paid-in capital	4,281,321	4,641,755	696,072
Retained earnings	1,589,420	2,783,083	417,348
Accumulated other comprehensive (loss) income	(13,749)	15,781	2,366
ZTO Express (Cayman) Inc. shareholders’ equity	5,857,382	7,441,021	1,115,846
Noncontrolling interests	11,984	103	15
Total Equity	5,869,366	7,441,124	1,115,861
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	10,582,223	12,457,329	1,868,085

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	391,224	831,709	124,723	814,158	1,428,623	214,234
Net cash used in investing activities	(438,012)	(888,202)	(133,195)	(674,734)	(1,996,929)	(299,457)
Net cash provided/(used in) by financing activities	944,610	(26,754)	(4,012)	974,140	71,246	10,684
Effect of exchange rate changes on cash and cash equivalents	—	2,732	410	—	22,417	3,362
Net increase/(decrease) in cash and cash equivalents	897,822	(80,515)	(12,074)	1,113,564	(474,643)	(71,177)
Cash and cash equivalents at beginning of period	379,101	2,058,231	308,650	163,359	2,452,359	367,753
Cash and cash equivalents at end of period	1,276,923	1,977,716	296,576	1,276,923	1,977,716	296,576

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended September 30,			Nine Months Ended September 30,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income	213,147	547,177	82,053	628,567	1,311,793	196,715
Add:
Share base compensation	50,141	251	38	111,204	122,251	18,333
Less:
Gain on deemed disposal of equity method investment	—	—	—	—	(9,551)	(1,432)
Adjusted net income	263,288	547,428	82,091	739,771	1,424,493	213,616

Net income	213,147	547,177	82,053	628,567	1,311,793	196,715
Add:
Depreciation	39,217	89,174	13,372	107,863	202,635	30,387
Amortization	3,026	6,310	946	8,624	16,347	2,451
Interest expenses	4,293	3,766	565	12,729	12,152	1,822
Income tax expenses	90,323	186,468	27,963	253,785	480,440	72,046
EBITDA	350,006	832,895	124,899	1,011,568	2,023,367	303,421

Add:
Share-based compensation expense	50,141	251	38	111,204	122,251	18,333
Less:
Gain on deemed disposal of equity method investments	—	—	—	—	(9,551)	(1,432)
Adjusted EBITDA	400,147	833,146	124,937	1,122,772	2,136,067	320,322

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ZTO

Investor Relations Department

Ms. Bonnie Bao

E-mail: ir@zto.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com